Exhibit 99.1

YATRA ONLINE LIMITED REPORTS CONSOLIDATED REVENUE OF INR 941 Mn IN Q2-FY24
REPRESENTING 14% YoY GROWTH

November 14th 2023: Yatra Online Limited {BSE: 543992 & NSE: YATRA}, India’s largest corporate travel services provider and the third largest online travel company in India among key OTA players* announces its results for the second quarter of financial year 2023-24.

* Note: Largest in terms of gross booking revenue and operating revenue, for Fiscal Year 2023. (Source: CRISIL Report)

Q2-FY24 Consolidated Financial Performance:

Revenue from Operations INR 941 Mn YoY: +14%	EBIDTA INR (60) Mn	Adjusted EBIDTA* INR 106 Mn	Net Loss INR (171) Mn

* Adjusted for these one-time costs consolidated PBT would amount to INR 3.29 Mn for the Q2-FY24 period

Q2-FY24 Financial Highlights:

●	Yatra has registered a 14.2% YoY growth in revenue from operations in Q2-FY24
●	Yatra has booked one-time costs pertaining to IPO related listing fee and ESOPs amounting to INR 165.6 mn in Q2-FY24
●	Other expenses have reduced by 23% YoY reflecting operating leverage
●	Finance costs reduced by 14.7% YoY on account of better working capital management

Q2-FY24 Operational Highlights:

●	Yatra domestic air passenger growth of 28% YoY outpaced industry growth of 23% YoY as we continue to gain market share
●	Gross bookings grew 10.2% YoY to INR 17,504 Mn. This was despite air ticket prices being lower by 14.7% during same period
●	B2B business was impacted by muted business travel spends across IT/ITES clients
●	We continue to expand our corporate client base and closed 13 new corporate accounts during the quarter. Subsequent to the end of the quarter we have closed a few large customers including Welspun and an MNC account where we will manage their travel across multiple regions in Asia

Management Comments:

Commenting on the results, Whole Time Director & Chief Executive Officer, Mr. Dhruv Shringi stated: “This marks the third consecutive quarter of Yatra’s market share gain in the air domestic market as our growth in passenger count continues to outpace the overall domestic numbers shared by DGCA. This impressive growth was achieved while optimizing consumer promotion spends. Given the recent IPO and the stronger balance sheet we expect supplier margin expansion over the next few quarters. We further expect a reduction in finance costs as working capital continues to rationalize. As we move forward armed with a significantly healthier balance sheet post IPO, we are optimistic and committed to leveraging these positive trends to drive further growth and success.”

Financial Statements:

Results for the quarter ended September 30, 2023, prepared under Ind AS, along with segment results, are available in the Investor Relations section of our website https://investors.yatra.com/Investor-Relations-India/

Quarterly Conference Call:

The earnings conference call will be held on Wednesday, November 15, 2023 at 04:30 PM (IST) to discuss the Financial Results and performance of the company for the quarter ended September 30, 2023. The earnings conference call will be accessible from all networks and countries through universal access dial-ins +91 22 6280 1341 / +91 22 7115 8242 also accessible at: https://bit.ly/3MkD9gA

Further, the analyst(s)/institutional investor(s) presentation will be submitted to Stock Exchanges and shall also be hosted on the Company’s website at https://investors.yatra.com/Investor-Relations-India/

About Yatra Online Limited:

● Yatra Online Limited (BSE: 543992, NSE: YATRA) is India’s largest corporate travel services provider and the third largest online travel company in India among key OTA players in terms of gross booking revenue and operating revenue, for Fiscal Year 2023. (Source: CRISIL Report). Through the website, www.yatra.com, mobile applications, Corporate SaaS platform, and other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services, which include domestic and international air ticketing, hotel bookings, homestays, holiday packages, bus ticketing, rail ticketing, activities and ancillary services catering to the travel needs.

● International market experience in terms of its ultimate holding company being a NASDAQ listed company.

● Experienced management team and strong corporate governance comprising industry executives with deep roots in the travel industry with 90+ years of accumulated experience.

Contact Information:

Mr. Manish Hemrajani VP - Corporate Development & Investor Relations, Yatra Online, Inc. Email: manish.hemrajani@yatra.com	Investor Relations Representative: Valorem Advisors Mr. Anuj Sonpal Tel: +91-22-49039500 Email: yatra@valoremadvisors.com